Filed by Complete Production Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended

Subject Company: Complete Production Services, Inc.

Commission File No: 001-32858

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Complete employees.

++++

To:	All Employees

Re:	Update on Merger with Superior

Date:	October 21, 2011

Since the announcement of the merger between Complete and Superior Energy Services on October 10, we have:

•	Visited hundreds of Superior and Complete employees to answer questions regarding the merger and to share our view on the growth opportunities that can be realized by the combined company;

•	Started working on the various legal filings that are required to complete the merger; and

•	Communicated the rationale of the merger to shareholders and the broader investment community.

The feedback from employees of both organizations and the many investors with whom we have met has been very positive.

As we stated in our earlier announcement, “this merger is about expansion, not reduction of the workforce. While there may be limited redundancies, currently there are no plans for layoffs. The combination will create a larger and stronger competitor in the industry which will provide new opportunities for Complete and Superior employees.”

We hope to close this transaction as soon as the end of the year. Until then, it is “business as usual”. We need to continue to vigorously compete with Superior and our other competitors every day, and it is critical that we focus on operating safely and ethically and providing great customer service.

Thank you for your continued hard work and support during this exciting time. We look forward to this opportunity to create a broader platform from which we can provide quality services and products to our customers and growth opportunities for our employees.

We will continue to keep you informed of our progress as information becomes available.

Best Regards,

/s/ Joe Winkler
Joe Winkler Chairman and Chief Executive Officer

+++++

Additional Information

Complete and Superior plan to file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING COMPLETE, SUPERIOR AND THE PROPOSED ACQUISITION. A definitive joint proxy statement/prospectus will be sent to security holders of Complete and Superior seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Complete and Superior with the Securities and Exchange Commission (“SEC”) at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com. The proxy statement/prospectus and such other documents (relating to Superior) may also be obtained for free from Superior by accessing Superior’s website at www.superiorenergy.com

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.